Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings
(Loss) income from continuing operations before income tax	$(2,548.8)	$1,633.2	$1,304.7	$673.5	$494.7
Fixed charges deducted from income from continuing operations	260.4	245.3	247.3	187.6	26.6
Amortization of capitalized interest	17.0	13.3	12.3	6.7	4.5
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(15.5)	(9.7)	(7.4)	(5.8)	(7.7)
Interest capitalized	(78.2)	(67.7)	(105.8)	(80.2)	(21.3)
	(2,365.1)	1,814.4	1,451.1	781.8	496.8

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	161.4	158.8	123.6	95.9	—
Estimated interest within rental expense	20.8	18.8	17.9	11.5	5.3
Fixed charges deducted from income from continuing operations	182.2	177.6	141.5	107.4	5.3
Interest capitalized	78.2	67.7	105.8	80.2	21.3
Total	$260.4	$245.3	$247.3	$187.6	$26.6

Ratio of Earnings to Fixed Charges	(a)	7.4	5.9	4.2	18.7

(a)
For the year ended December 31, 2014, our earnings were inadequate to cover our fixed charges by $2,625.5 million. Net loss from continuing operations before income taxes of $2,548.8 million for the year ended December 31, 2014 included a non-cash loss on impairment of $4,218.7 million recorded during the period.